

August 16, 2016

Ori Shilo
Deputy Chief Executive Officer Finance and Operations
RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv 64739, Israel

>   **Re: RedHill Biopharma Ltd.**
>   **Form 20-F**
>   **Filed February 25, 2016**
>   **File No. 001-35773**

Dear Mr. Shilo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4. Information on the Company
Acquisition and License Agreements
License Agreement for BEKINDA, page 47

1.   In future filings, please revise the description of your license agreement with Temple University to describe the material provisions of the agreement. Your disclosure should include up-front payments, aggregate amounts paid to date under the agreement, aggregate future potential milestone payments, a range of the royalty rates, the term of the agreement and any material termination provisions. Please also file the agreement as an exhibit to your future Exchange Act filings. In the alternative, tell us why you believe you are not substantially dependent on the license agreement. See Instruction 4(b) to the Exhibits for Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Rick A. Werner, Esq.
        Haynes and Boone, LLP